

July 30, 2012

Via E-mail
Mr. George W. Hebard III
Interim Principal Executive Officer &
Interim Chief Operating Officer
Enzon Pharmaceuticals, Inc.
20 Kingsbridge Road
Piscataway, NJ 08854

Re: **Enzon Pharmaceuticals, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 12, 2012
               File No. 000-12957

Dear Mr. Hebard:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Santarus Pharma A/S License Agreement, page 12

1. We note your disclosure stating that Santarus may terminate the agreement with respect to specific LNA compounds if you do not achieve certain development milestones for that product. Please discuss the development milestones that must be achieved and the timeframe for achieving them as to each of the three pipeline products being developed as a result of this agreement. Also disclose the year in which the royalty term will expire as to each of the three pipeline products in each country where patents have been issued or where patent applications are pending.

Patents and Intellectual Property Rights, page 15

2. We note your disclosure indicating that the original patent covering the Company's PEG technology has expired and that current patents cover improved methods of attaching

PEG to therapeutic compounds and PEG-modified compounds that the company has identified or created. It is unclear whether any of these current patents are material to your business. Please provide expiration dates for any of these patents if they are material or, alternatively, please provide a supplemental analysis detailing why they are not material to your business. Also, please provide the jurisdiction and expiration dates of any material patents related to any of the three pipeline products being developed as a result of the agreement with Santarus.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses- Pipeline, page 45

3. Please provide us revised proposed disclosure to be presented in future periodic reports that quantifies the costs incurred during each period presented and to date for each of your material R&D programs. Where the sum of the costs incurred by project is materially different than the total R&D expense shown in the financial statements, disclose the nature and amount of the items that comprise this difference.

Notes to Consolidated Financial Statements
(6) Notes Payable, page F-14

4. Please provide us your analysis indicating why you have not bifurcated a derivative liability for your embedded conversion feature, given that the conversion rate is subject to change. Please reference for us the authoritative literature you rely upon to support your position.

(18) Significant Agreements,
Sigma-Tau Group, page F-27

5. Please provide us proposed revised disclosure to be included in future periodic reports that discloses each of your remaining potential milestone receipts and the other information required by ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Everson Ladson, Staff Attorney, at (202) 551-3495 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant